Room 4561

October 4, 2006

Mr. George Samenuk
Chief Executive Officer
McAfee, Inc.
3965 Freedom Circle
Santa Clara, CA 95054

> **Re: McAfee, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 1, 2006**
> **Form 8-K Filed February 9, 2006**
> **Form 8-K Filed February 17, 2006**
> **Form 8-K Filed April 27, 2006**
> **Form 8-K Filed May 23, 2006**
> **Form 8-K Filed May 30, 2006**
> **Form 8-K Filed June 9, 2006**
> **Form 8-K Filed July 27, 2006**
> **Form 8-K Filed July 27, 2006**
> **File No. 001-31216**

Dear Mr. Samenuk:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                          Very truly yours,

                          Kathleen Collins
                          Accounting Branch Chief